

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

November 12, 2010

R. Todd Joyce
Senior Vice President - Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

> **Re: Watson Pharmaceuticals, Inc.**
> **Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-13305**

Dear Mr. Joyce:

We have completed our review of your 10-K and the above referenced filings and have no further comments at this time.

Sincerely,

Melissa Rocha
Branch Chief